ATOMIC VENTURES CORP.

502 East John Street
Carson City, Nevada 89706

November 27, 2006

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporation Finance

Mail Stop 3561
100 F Street, NE
Washington, DC 20549

Attention: GOLDIE B. WALKER

Dear Ms. Goldie Walker:

Re:	Atomic Ventures Corp. (the “Company”)
Registration Statement on Form SB-1, File No. 333-136628

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests acceleration of the effective date of its Registration Statement on Form SB-1 to 5:00 p.m. (Eastern Standard Time) on Friday, December 1, 2006 or as soon thereafter as is practicable.

In connection with the Company’s request for acceleration of the effective date of its Registration Statement on Form SB-1, the Company acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance. Please call with any questions.

Very truly yours,
Atomic Ventures Corp.
_____________________________
Kenneth Cabianca

Chief Executive Officer,
Chief Financial Officer, President,
Secretary, Treasurer and Director
(Principal Executive Officer and Principal Accounting Officer)